UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment No. 2

Addus HomeCare Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

006739106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006739106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Eos Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,023,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,023,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,023,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 006739106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) ECP General III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,023,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,023,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,023,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 006739106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) ECP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,023,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,023,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,023,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 006739106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Eos Partners SBIC III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,023,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,023,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,023,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 006739106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Eos SBIC General III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,023,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,023,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,023,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 006739106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Eos Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,023,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,023,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,023,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 006739106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Eos General, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 4,023,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 4,023,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,023,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 006739106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Mark L. First
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,419
	6	SHARED VOTING POWER 4,023,000
	7	SOLE DISPOSITIVE POWER 11,419
	8	SHARED DISPOSITIVE POWER 4,023,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,034,419
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 006739106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Simon A. Bachleda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,419
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 11,419
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,419
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 006739106

Item 1(a).	Name of Issuer:

Addus HomeCare Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2401 South Plum Grove Road, Palatine, Illinois 60067

Item 2(a).	Name of Person(s) Filing:

Eos Capital Partners III, L.P.

ECP General III, L.P.

ECP III, LLC

Eos Partners SBIC III, L.P.

Eos SBIC General III, L.L.C.

Eos Partners, L.P.

Eos General, L.L.C.

Mark L. First

Simon A. Bachleda

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Eos Capital Partners III, L.P.

320 Park Avenue

New York, New York 10022

Item 2(c).	Citizenship or Place of Organization:

See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

006739106

Item 3.	Not applicable.

Item 4.	Ownership:

(a)

Amount beneficially owned: The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon 10,912,973 shares of Common Stock outstanding, as reported by the Issuer’s Form 10-Q dated November 8, 2013. Amounts shown as beneficially owned by Eos Capital Partners III, L.P. (“ECP III”) include 3,125,520 shares of Common Stock held by ECP III, and 897,480 shares held by Eos Partners SBIC III, L.P. (“SBIC III”). ECP III, LLC is

CUSIP NO. 006739106

the general partner of ECP General III, L.P., the general partner of ECP III. Eos General, L.L.C. is the general partner of Eos Partners, L.P., the managing member of Eos SBIC General III, L.L.C., the general partner of SBIC III. Because each of these funds is ultimately under common management that shares the power to direct the voting and disposition of the shares, each of these entities may be deemed to share beneficial ownership of the shares owned by the others. Each of these entities disclaims this beneficial ownership of these shares, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the shares for purposes of Section 13 or for any other purpose, except to the extent of their pecuniary interest therein. Mark L. First is a director of the Issuer and a managing director of Eos Management, L.P. and its affiliates (“Eos”), which affiliates include ECP III and SBIC III. As a result, Mr. First may be deemed to share beneficial ownership of the shares of Common Stock owned by Eos. Mr. First disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. First is the beneficial owner of the shares for purposes of Section 13 or for any other purpose, except to the extent of his pecuniary interest therein. This amendment is being filed to report that Mr. First has received additional Common Stock in connection with his service on the board of directors of the Issuer and that Simon A. Bachleda, who had served as a principal Eos, is no longer affiliated with Eos. Mr. Bachleda remains a director of the Issuer. The additional stock owned by Mr. First has been previously reported in a filing on Form 4. Mr. First owns 11,419 shares of Common Stock directly.

(b)	Percent of class: See Item 11 of each cover page.

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose of or direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

☒ As of the date hereof, Mr. Bachleda has ceased to be the beneficial owner of more than five percent of the class of securities. Mr. Bachleda is no longer affiliated with Eos, and he may no longer be deemed to share beneficial ownership of the shares of Common Stock owned by Eos. All other Reporting Persons to this amendment will remain Reporting Persons.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company:

Not applicable.

CUSIP NO. 006739106

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of a Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

EOS CAPITAL PARTNERS III, L.P.

By: ECP General III, L.P., its general partner

By: ECP III, LLC, its general partner

By:	/s/ Steven M. Friedman
Name:	Steven M. Friedman
Title:	President

ECP GENERAL III, L.P.

By: ECP III, LLC, its general partner

By:	/s/ Steven M. Friedman
Name:	Steven M. Friedman
Title:	President

ECP III, LLC

By:	/s/ Steven M. Friedman
Name:	Steven M. Friedman
Title:	President

EOS PARTNERS SBIC III, L.P.

By: Eos SBIC General III, L.L.C., its general partner

By: Eos Partners, L.P., its managing member

By: Eos General, L.L.C., its general partner

By:	/s/ Steven M. Friedman
Name:	Steven M. Friedman
Title:	Managing Member

EOS SBIC GENERAL III, L.L.C.

By: Eos Partners, L.P., its managing member

By: Eos General, L.L.C., it general partner

By:	/s/ Steven M. Friedman
Name:	Steven M. Friedman
Title:	Managing Member

EOS PARTNERS, L.P.

By:	Eos General, L.L.C., its general partner

By:	/s/ Steven M. Friedman
Name:	Steven M. Friedman
Title:	Managing Member

EOS GENERAL, L.L.C.

By:	/s/ Steven M. Friedman
Name:	Steven M. Friedman
Title:	Managing Member

MARK L. FIRST

/s/ Mark L. First

SIMON A. BACHLEDA

/s/ Simon A. Bachleda

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii), we the undersigned agree that the Schedule 13G/A, to which this Joint Filing Agreement is attached as Exhibit 1, is filed on behalf of each of us.

Dated: February 14, 2014

EOS CAPITAL PARTNERS III, L.P.

By: ECP General III, L.P., its general partner

By: ECP III, LLC, its general partner

By:	/s/ Steven M. Friedman
Name:	Steven M. Friedman
Title:	President

ECP GENERAL III, L.P.

By: ECP III, LLC, its general partner

By:	/s/ Steven M. Friedman
Name:	Steven M. Friedman
Title:	President

ECP III, LLC

By:	/s/ Steven M. Friedman
Name:	Steven M. Friedman
Title:	President

EOS PARTNERS SBIC III, L.P. By: Eos SBIC General III, L.L.C., its general partner By: Eos Partners, L.P., its managing member By: Eos General, L.L.C., its general partner

By:	/s/ Steven M. Friedman
Name:	Steven M. Friedman
Title:	Managing Member

EOS SBIC GENERAL III, L.L.C.

By: Eos Partners, L.P., its managing member

By: Eos General, L.L.C., it general partner

By:	/s/ Steven M. Friedman
Name:	Steven M. Friedman
Title:	Managing Member

EOS PARTNERS, L.P.

By:	Eos General, L.L.C., its general partner

By:	/s/ Steven M. Friedman
Name:	Steven M. Friedman
Title:	Managing Member

EOS GENERAL, L.L.C.

By:	/s/ Steven M. Friedman
Name:	Steven M. Friedman
Title:	Managing Member

MARK L. FIRST

/s/ Mark L. First

SIMON A. BACHLEDA

/s/ Simon A. Bachleda